Mail Stop 4628

                                                             October 9, 2018

Via E-Mail
M.D. Ranganath
Chief Financial Officer
Infosys Ltd.
Electronics City, Hosur Road
Bengaluru, Karnataka
India

       Re:     Infosys Ltd.
               Form 20-F for the Fiscal Year Ended March 31, 2018
               Filed July 19, 2018
               File No. 1-35754

Dear Mr. Ranganath:

        We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

General

   1. Your website provides information about a strategic alliance with Huawei in which you jointly help clients with IT solutions. News reports indicate that Huawei offers its products and services in Sudan and Syria. As you are aware, Sudan and Syria are designated by the U.S. Department of State as state sponsors of terrorism, and are subject to U.S. sanctions and/or export controls. You do not provide disclosure about those countries in your Form 20-F. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and/or, including with their governments, whether through subsidiaries, partners, affiliates, or other direct or indirect arrangements.
 M.D. Ranganath
Infosys Ltd.
October 9, 2018
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-
3470 if you have any questions about the comments or our review.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director